SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 April 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

The Governor and Company of the Bank of Ireland today announces the publication of the following documents and advises that a copy of each of the following documents has been submitted to the Irish Stock Exchange and to the UK Listing Authority:

(i)         Governor's Letter and Notice of the Annual General Court.
(ii)        Forms of Proxy and other material required to be made available for inspection.

These are available for inspection from today at the following locations:

The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

Document Viewing Facility,
The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS.

You can view these documents on
www.bankofireland.com/investor

Helen Nolan
Group Secretary

26 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 26 April 2010